UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Constellation Brands, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

Class A 21036P 10 8

Class B 21036P 20 7

(CUSIP Number)

Lloyd H. Spencer, Esq.

Nixon Peabody LLP

799 9th Street NW, Suite 500

Washington, D.C. 20001

(202) 585-8303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7	Page 2 of 15

1	NAME OF REPORTING PERSONS Richard Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 78,601 Class B Shares 37,350
	8	SHARED VOTING POWER Class A Shares 812,932 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 78,601 Class B Shares 37,350
	10	SHARED DISPOSITIVE POWER Class A Shares 6,563,024 Class B Shares 22,746,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 6,641,625 (29,425,761 if Class B Shares were converted) Class B Shares 22,784,136
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.9% (15.2% if Class B Shares were converted) Class B Shares 97.7%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7	Page 3 of 15

1	NAME OF REPORTING PERSONS Robert Sands
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 586,297 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 812,932 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 586,297 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 6,563,024 Class B Shares 22,746,786
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 7,149,321 (29,896,107 if Class B Shares were converted) Class B Shares 22,746,786
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.2% (15.4% if Class B Shares were converted) Class B Shares 97.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7	Page 4 of 15

1	NAME OF REPORTING PERSONS Abigail Bennett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 58,030 Class B Shares 20,695
	8	SHARED VOTING POWER Class A Shares 322,666 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 58,030 Class B Shares 20,695
	10	SHARED DISPOSITIVE POWER Class A Shares 1,574,718 Class B Shares 8,012,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,632,748 (9,666,155 if Class B Shares were converted) Class B Shares 8,033,407
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 1.0% (5.4% if Class B Shares were converted) Class B Shares 34.4%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7	Page 5 of 15

1	NAME OF REPORTING PERSONS Zachery Stern
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 33,415 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 322,666 Class B Shares 0
	9	SOLE DISPOSITIVE POWER Class A Shares 33,415 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 1,574,718 Class B Shares 8,012,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 1,608,133 (9,620,845 if Class B Shares were converted) Class B Shares 8,012,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 0.9% (5.3% if Class B Shares were converted) Class B Shares 34.3%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7	Page 6 of 15

1	NAME OF REPORTING PERSONS The Stockholders Group described in Item 2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 7,228,080 Class B Shares 22,784,292
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 7,227,922 Class B Shares 22,784,136
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 7,228,080 (30,012,372 if Class B Shares were converted) Class B Shares 22,784,292
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 4.2% (15.5% if Class B Shares were converted) Class B Shares 97.7%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. Class A 21036P 10 8 Class B 21036P 20 7	Page 7 of 15

1	NAME OF REPORTING PERSONS Astra Legacy LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Class A Shares 0 Class B Shares 0
	8	SHARED VOTING POWER Class A Shares 5,750,250 Class B Shares 22,746,942
	9	SOLE DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
	10	SHARED DISPOSITIVE POWER Class A Shares 0 Class B Shares 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares 5,750,250 (28,497,192 if Class B Shares were converted) Class B Shares 22,746,942
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Class A Shares 3.4% (14.7% if Class B Shares were converted) Class B Shares 97.5%
14	TYPE OF REPORTING PERSON CO

Amendment No. 7 to Schedule 13D

This Amendment is being filed by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, Astra Legacy LLC, a Delaware limited liability company (“Astra Legacy”), and a stockholders group pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934. The stockholders group (the “Group”) is comprised of Richard Sands, Robert Sands and Astra Legacy.

This Amendment amends the amended and restated Schedule 13D filed in October, 2001 by Richard Sands, Robert Sands, Marilyn Sands, CWCP-I, a trust for the benefit of Andrew Stern M.D. under the Will of Laurie Sands (the “Marital Trust”), a trust created under Irrevocable Trust Agreement dated November 18, 1987 (the “Grandchildren’s Trust”), and a stockholder group (the “Amended Schedule 13D”), as the Schedule 13D was amended by (i) the Schedule 13D Amendment No. 2 filed on August 3, 2006 by Richard Sands, Robert Sands, the Grandchildren’s Trust, Laurie Sands’ Children’s Trust, Richard Sands’ Children’s Trust, Robert Sands’ Children’s Trust and Richard Sands’ Heirs’ Trust (the “Second Amendment”), (ii) the Schedule 13D Amendment No. 3 filed on February 17, 2009 by Richard Sands, Robert Sands, CWCP-I, the Marital Trust, Abigail Bennett, RES Business Holdings LP (“RES Holdings”), RES Business Management LLC (“RES Management”), RSS Business Holdings LP, (“RSS Holdings”, together with A&Z 2015 Holdings, RCT 2015 Holdings, RHT 2015 Holdings, RSS 2015 Holdings and RES Holdings, the “Limited Partnerships”), RSS Business Management LLC (“RSS Management”), and a stockholder group (the “Third Amendment”), (iii) the Schedule 13D Amendment No. 4 filed on April 30, 2009 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, the Marital Trust and a stockholder group (the “Fourth Amendment”), (iv) the Schedule 13D Amendment No. 5 filed on July 8, 2011 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, CWCP-I, CWCP-II and a stockholder group, and (v) the Schedule 13D Amendment No. 6 filed on June 12, 2017 by Richard Sands, Robert Sands, Abigail Bennett, Zachary Stern, A&Z 2015 Business Holdings LP, a Delaware limited partnership (“A&Z 2015 Holdings”), A&Z 2015 Business Management LLC, a Delaware limited liability company (“A&Z 2015 Management”), RCT 2015 Business Holdings LP, a Delaware limited partnership (“RCT 2015 Holdings”), RCT 2015 Business Management LLC, a Delaware limited liability company (“RCT 2015 Management”), RHT 2015 Business Holdings LP, a Delaware limited partnership (“RHT 2015 Holdings”), RHT 2015 Business Management LLC, a Delaware limited liability company (“RHT 2015 Management”), RSS 2015 Business Holdings LP, a Delaware limited partnership (“RSS 2015 Holdings”), RSS 2015 Business Management LLC, a Delaware limited liability company (“RSS 2015 Management”), WildStar Partners LLC, a Delaware limited liability company (“WildStar Partners”), RRA&Z Holdings LLC, a Delaware limited liability company (“RRA&Z Holdings”) and a stockholder group (the “Sixth Amendment”, together with the Amended Schedule 13D, the Second Amendment, Third Amendment, the Fourth Amendment and the Fifth Amendment, the “Schedule 13D”). A&Z 2015 Holdings, A&Z 2015 Management, RCT 2015 Holdings, RCT 2015 Management, RHT 2015 Holdings, RHT 2015 Management, RSS 2015 Holdings, RSS 2015 Management, WildStar Partners, RRA&Z Holdings, RES Holdings, RES Management, RSS Holdings and RSS Management are not reporting as part of this Amendment because no changes have occurred with respect to their holdings.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The classes of equity securities to which this Amendment No. 7 to Schedule 13D (this “Amendment”) relates are the Class A Common Stock, par value $0.01 per share (the “Class A Stock”), and the Class B Common Stock, par value $0.01 per share (the “Class B Stock”, and together with the Class A Stock, the “Common Stock”), of Constellation Brands, Inc., a Delaware corporation with its principal offices at 207 High Point Drive, Building 100, Victor, New York 14564 (the “Company”).

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (c) This Statement is being filed by the following beneficial owners of Class A Stock and Class B Stock (each, a “Reporting Person”):

1.	Richard Sands

2.	Robert Sands

3.	Abigail Bennett

4.	Zachary Stern

5.	A&Z 2015 Holdings, a Delaware limited partnership

6.	A&Z 2015 Management, a Delaware limited liability company

7.	RCT 2015 Holdings, a Delaware limited partnership

8.	RCT 2015 Management, a Delaware limited liability company

9.	RHT 2015 Holdings, a Delaware limited partnership

10.	RHT 2015 Management, a Delaware limited liability company

11.	RSS 2015 Holdings, a Delaware limited partnership

12.	RSS 2015 Management, a Delaware limited liability company

13.	WildStar Partners, a Delaware limited liability company

14.	RRA&Z Holdings, a Delaware limited liability company

15.	RES Holdings, a Delaware limited partnership

16.	RES Management, a Delaware limited liability company

17.	RSS Holdings, a Delaware limited partnership

18.	RSS Management, a Delaware limited liability company

19.	Astra Legacy LLC, a Delaware limited liability company

The principal office address or business address of each of the Reporting Persons is 207 High Point Drive, Building 100, Victor, New York 14564.

The principal occupation of (i) Richard Sands is to serve as Chairman of the Board of the Company; (ii) Robert Sands is to serve as President and Chief Executive Officer of the Company; (iii) Abigail Bennett is private investor; and (iv) Zachary Stern is real estate development.

The principal business of: (i) each of the Limited Partnerships is private investment; (ii) each of A&Z 2015 Management, RCT 2015 Management, RHT 2015 Management, RSS 2015 Management, RES Management and RSS Management is to serve as the co-general partner of A&Z 2015 Holdings, RCT 2015 Holdings, RHT 2015 Holdings, RSS 2015 Holdings, RES Holdings and RSS Holdings, respectively; (iii) WildStar Partners is to serve as co-general partner of each Limited Partnership; (iv) RRA&Z Holdings is to serve as the sole owner of WildStar Partners; and (v) Astra Legacy LLC is limited to serving as voting manager to various Sands family entities as described below in Item 4.

(d)-(e) None of the Reporting Persons or Group Members has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Richard Sands, Mr. Robert Sands, Ms. Bennett and Mr. Stern are U.S. citizens.

Item 4. Purpose of Transaction

On January 18, 2018, A&Z 2015 Management, RCT 2015 Management, RHT 2015 Management, RSS 2015 Management, RES Management, RSS Management, SER Business Management LLC, a Delaware limited liability company (“SER Management”), SSR Business Management LLC, a Delaware limited liability company (“SSR Management”) and MAS Business Management LLC, a Delaware limited liability company (“MAS Management”), each owned and controlled by the Sands family (collectively, the “Sands Family

General Partners”) formed Astra Legacy, and appointed it voting manager for the shares of Common Stock of the Company held by A&Z 2015 Holdings, RCT 2015 Holdings, RSS 2015 Holdings, SSR Business Holdings LP, a Delaware limited partnership (“SSR Holdings”), RSS Holdings, MAS Business Holdings LP, a Delaware limited partnership (“MAS Holdings”), RHT 2015 Holdings, SER Business Holdings LP, a Delaware limited partnership (“SER Holdings”) and RES Holdings (collectively, the “Sands Family Partnerships”). In the aggregate, the Sands Family Partnerships hold 5,750,250 shares of Class A Stock and 22,746,942 shares of Class B Stock (the “Shares”), representing 57.6% of the combined voting power of the outstanding Class A Stock and Class B Stock when voting together as a single class. While the Sands Family Partnerships will continue to hold the Shares, Astra Legacy, through its board of managers consisting of members of the Sands family, will have the authority as voting manager to determine how to vote the Shares for each partnership. The Sands Family General Partners, as the members of Astra Legacy, will elect persons to serve on the board of managers of Astra Legacy. The board of managers will consist of seven members and actions of Astra Legacy will be made pursuant to the majority vote of the members of the board of managers.

Item 5. Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby revised and supplemented with the following:

The tables below set forth the shares of Class A Stock and Class B Stock beneficially owned by each Reporting Person and the Group. The percentages of ownership were calculated on the basis of 171,380,625 shares of Class A Stock and 23,329,587 shares of Class B Stock outstanding as of the close of business on December 31, 2017. Shares of Class B Stock are convertible into shares of Class A Stock on a one-to-one basis at any time and at the option of the holder.

Class A Stock

	Amount and Nature of Beneficial Ownership
	Sole Power to Vote		Shared Power to Vote		Sole Power to Dispose		Shared Power to Dispose		Total Shares (1)				Percent of Class (1)
Name and Address of									Class A		If Class B		Class A	If Class B
Beneficial Owner									Only		Converted		Only	Converted
Robert Sands	586,297		812,932		586,297		6,563,024		7,149,321	(2)	29,896,107	(2)	4.2%	15.4%
Richard Sands	78,601		812,932		78,601		6,563,024		6,641,625	(3)	29,425,761	(3)	3.9%	15.2%
Abigail Bennett (4)	58,030	(5)	322,666	(4)	58,030	(5)	1,574,718	(4)	1,632,748		9,666,155		1.0%	5.4%
Zachary Stern (4)	33,415		322,666	(4)	33,415		1,574,718	(4)	1,608,133		9,620,845		0.9%	5.3%
Astra Legacy	—		5,750,250		—		—		5,750,250		28,497,192		3.4%	14.7%
Stockholders Group Pursuant to Section13(d)(3) of the Securities Exchange Act of 1934 (8)	—		7,228,080		—		7,227,922		7,228,080		30,012,372	(8)	4.2%	15.5%

Class B Stock

	Amount and Nature of Beneficial Ownership									Percent of Class
Name and Address of Beneficial Owner	Sole Power to Vote		Shared Power to Vote	Sole Power to Dispose		Shared Power to Dispose		Total
Robert Sands	—		—	—		22,746,786		22,746,786	(2)	97.5%
Richard Sands	37,350		—	37,350		22,746,786		22,784,136	(3)	97.7%
Abigail Bennett (4)	20,695	(5)	—	20,965	(5)	8,012,712	(4)	8,033,407		34.4%
Zachary Stern (4)	—		—	—		8,012,712	(4)	8,012,712		34.3%
Astra Legacy	—		22,746,942	—		—		22,746,942		97.5%
Stockholders Group Pursuant to Section13(d)(3) of the Securities Exchange Act of 1934	—		22,784,292	—		22,784,136		22,784,292	(8)	97.7%

(1)

The numbers and percentages reported do not take into account shares of Class A Stock that can be received upon the conversion of shares of Class 1 Stock that can be purchased by exercising stock options that are exercisable on or within sixty

(60) days after January 19, 2018 (the “Class 1 Option Shares”). These shares are not taken into account because, in accordance with the Company’s certificate of incorporation, any shares of Class A Stock issued upon conversion of shares of Class 1 Stock must be sold immediately in connection with the conversion and, therefore, cannot be held by the beneficial owner of the Class 1 Option Shares.
(2)	The reported shares of Class A Stock with respect to which Robert Sands has sole power to vote or dispose, as noted in footnote (1), exclude 1,729,240 shares of Class A Stock that can be received upon conversion of Class 1 Option Shares. As the co-manager of RRA&Z Holdings and a member of WildStar Partners, Mr. Sands may be deemed the beneficial owner of shares of Class A Stock and Class B Stock held by the Sands Family Partnerships. The reported shares also include shares held by two family foundations where Robert Sands serves as a director and officer. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise. Amounts reflected in the tables above do not include 21,098 shares of Class A Stock directly and indirectly owned by Robert Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.
(3)	The reported shares of Class A Stock with respect to which Richard Sands has sole power to vote or dispose, as noted in footnote (1), exclude 2,363,672 shares of Class A Stock that can be received upon conversion of Class 1 Option Shares. As the co-manager of RRA&Z Holdings and a member of WildStar Partners, Mr. Sands may be deemed the beneficial owner of shares of Class A Stock and Class B Stock held by the Sands Family Partnerships. The reported shares also include shares held by two family foundations where Richard Sands serves as a director and officer. The reporting of these shares as beneficially owned by Mr. Sands shall not be construed as an admission that Mr. Sands is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise. Amounts reflected in the tables above do not include 15,720 shares of Class A Stock owned by Richard Sands’ spouse. Mr. Sands disclaims beneficial ownership of such shares.
(4)	Abigail Bennett and Zachary Stern are the niece and nephew, respectively, of Robert Sands and Richard Sands. The reported shares of Class A Stock and Class B Stock over which Ms. Bennett and Mr. Stern each have shared power to dispose include 1,252,052 shares of Class A Stock and 8,012,712 shares of Class B Stock held by A&Z 2015 Holdings. The reported shares of Class A Stock over which Ms. Bennett and Mr. Stern each have shared power to vote and dispose include 326,770 shares of Class A Stock held by a family trust of which Ms. Bennett and Mr. Stern are the investment and independent trustees. The reporting of such shares as beneficially owned by Ms. Bennett and Mr. Stern shall not be construed as an admission that either of them is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise.
(5)	The reported shares of Class A Stock and Class B Stock over which Abigail Bennett has the sole power to vote and dispose include 20,615 shares of Class A Stock and 20,695 shares of Class B Stock held by family trusts of which Ms. Bennett is the investment and independent trustee. The amounts reflected as shares of Class A Stock and Class B Stock over which Ms. Bennett has the shared power to dispose also include 1,252,052 shares of Class A Stock and 8,012,712 shares of Class B Stock held by A&Z 2015 Holdings. The reporting of all such shares as beneficially owned by Ms. Bennett shall not be construed as an admission that she is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise.
(6)	The stockholders group, as reported, consists of Robert Sands, Richard Sands and Astra Legacy. The reporting of shares as beneficially owned by the stockholders group shall not be construed as an admission that an agreement to act in concert exists or that the stockholders group is the beneficial owner of such shares for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934 or otherwise. The shares reported as beneficially owned by Robert Sands, Richard Sands, and Astra Legacy are included in the shares reported as beneficially owned by the stockholders group. Certain shares of Class A Stock and Class B Stock were pledged as of January 19, 2018 as set forth in Item 6 below. Subject to the terms of the various credit facilities, the number of shares of Class A Stock and Class B Stock pledged to secure the credit facilities may increase or decrease from time to time and may be moved by the applicable pledgors among the various financial institutions from time to time. In the event of noncompliance with certain covenants under the credit facilities, the financial institutions have certain remedies including the right to sell the pledged shares subject to certain protections afforded to the borrowers and pledgors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to Goldman Sachs Bank USA for loans made to a Sands family investment vehicle (the “Borrower”) under a credit facility:

Pledgor	Number of Shares of Class A Stock
Affiliate of Richard Sands and Robert Sands	312,500

Total Pledged Shares	312,500

Pledgor	Number of Shares of Class B Stock
RES Holdings	937,500

Total Pledged Shares	937,500

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A and Class B Stock to Merrill Lynch for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
A&Z 2015 Holdings	722,420
Affiliate of Richard Sands and Robert Sands	538,902

Total Pledged Shares	2,111,322

Pledgor	Number of Shares of Class B Stock
A&Z 2015 Holdings	3,196,678
RSS Holdings	1,550,000
Affiliate of Richard Sands and Robert Sands	475,000

Total Pledged Shares	5,221,678

The following persons whose shares are reported as beneficially owned by the Reporting Persons have pledged the following shares of Class B Stock to Manufacturers and Traders Trust Company for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class B Stock
RES Holdings	500,000

Total Pledged Shares	500,000

The following Reporting Persons (or persons whose shares are reported as beneficially owned by the Reporting Persons) have pledged the following shares of Class A Stock and Class B Stock to Stifel Financial Corp. for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
Affiliate of Richard Sands and Robert Sands	244,876

Total Pledged Shares	244,876

Pledgor	Number of Shares of Class B Stock
RSS Holdings	1,350,000

Total Pledged Shares	1,350,000

The following persons whose shares are reported as beneficially owned by the Reporting Persons have pledged the following shares of Class A and Class B Stock to U.S. Bank for loans made to the Borrower under a credit facility:

Pledgor	Number of Shares of Class A Stock
Affiliate of Richard Sands and Robert Sands	880,236

Total Pledged Shares	880,236

Pledgor	Number of Shares of Class B Stock
A&Z 2015 Holdings	400,000
RHT Holdings 2015	1,000,000

Total Pledged Shares	1,400,000

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons filing this Amendment dated January 19, 2018.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

Dated: January 19, 2018

By:

/s/ Richard Sands
Richard Sands

/s/ Robert Sands
Robert Sands

/s/ Abigail Bennett
Abigail Bennett

/s/ Zachary Stern
Zachary Stern

Astra Legacy LLC

By:	/s/ Abigail Bennett
Name: Abigail Bennett
Title: Authorized Person